Commonwealth Bank of Australia
ACN 123 123 124

Secretariat

GPO Box 2719
Sydney NSW 1155

28 July 2003

Commonwealth Bank of Australia
Announcement

The Commonwealth Bank of Australia will conduct a road show in the US this week to evaluate institutional investor interest in a possible USD Tier 1 hybrid security issue. The Bank’s timing for the evaluation has been driven by the current very strong state of global credit markets. It expects that any transaction will have a perpetual maturity with an initial call date of between 12 and 17 years.

This statement does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

For further information:

Carolyn Kerr
Executive General Manager, Investor Relations
Tel: 02 9378 5130